Exhibit 1.01

Hyster-Yale Materials Handling, Inc.
Conflict Minerals Report
For the reporting period from January 1, 2015 to December 31, 2015

This Conflict Minerals Report of Hyster-Yale Materials Handling, Inc. and its subsidiaries ("Hyster-Yale" or the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934 for the reporting period from January 1, 2015 to December 31, 2015 (the "Reporting Period").
Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain "conflict minerals" (as defined below) are necessary to the functionality or production of such products. Form SD defines "conflict minerals" as: (i)(a) columbite-tantalite (coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an "adjoining country," as such term is defined in Form SD (collectively, the "Covered Countries").
The Company’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, the “products”). As required by Form SD, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in the products during the Reporting Period, which the Company refers to as the “Subject Minerals,” to determine whether any such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals were from recycled or scrap sources. Where applicable, the Company has conducted additional due diligence regarding the sources of the Subject Minerals. The results of the Company’s RCOI regarding the Subject Minerals, as well as the Company’s additional due diligence regarding the sources of such Subject Minerals, are contained in this Report, which is publicly available at www.hyster-yale.com. The content on, or accessible through, any web site referred to in this Report is not incorporated by reference into this Report unless expressly noted.
1.    RCOI and Due Diligence Process.
The Company has conducted a good faith RCOI regarding the Subject Minerals. This good faith RCOI was reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources, in accordance with Form SD and related guidance provided by the Securities and Exchange Commission (“SEC”). The Company also exercised due diligence on the source of the Subject Minerals. The Company’s due diligence measures have been designed to conform to the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”).
RCOI
The Company’s global supply chain is complex. In the course of its business operations, the Company may purchase materials and components containing conflict minerals. These materials and components may, in turn, be included in the Company’s products. Because the Company does not purchase conflict minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between the Company and the original sources of conflict minerals. As a result, the Company relies on its direct suppliers to provide information regarding the origin of any conflict minerals that are included in its products. In accordance with the OECD Guidelines and related guidance provided by the SEC, the Company worked with its direct suppliers to identify, where possible, the countries of origin of the Subject Minerals.
The Company worked to identify direct suppliers that it believed could potentially provide materials or components used in current production containing Subject Minerals (collectively, the “Covered Suppliers”). The Company utilized third-party software to send requests to Covered Suppliers to submit a Conflict Minerals Reporting

Template ("CMRT") for calendar year 2015. The CMRT is used to determine whether each such Covered Supplier was supplying materials or components to the Company that contained Subject Minerals and, if so, to determine the source of such Subject Minerals. The Company required Covered Suppliers to, among other matters, confirm the source of any Subject Minerals contained in materials or components supplied to the Company.
The Company, with respect to the Reporting Period, reasonably determined that certain of the following component groups contained in Hyster-Yale's products may contain Subject Minerals: (1) axles, brakes and transmissions; (2) batteries and chargers; (3) bearings, bushings and sheaves; (4) cabs and overhead guards; (5) controllers and displays; (6) engines and motors; (7) hydraulic pumps and valves; (8) labels, clamps and springs; (9) levers and handles; (10) lights, alarms and horns; (11) plastics/rubber; (12) radiators and cooling systems; (13) seats and seat belts; and (14) wire harnesses and electrical components.
Additional inquiries were initiated with Covered Suppliers who continued to be non-responsive after the initial contacts were made, or whose initial (or subsequent) response was not complete or otherwise warranted clarification or confirmation. Using a risk-based approach, the Company evaluated responses from the Covered Suppliers for plausibility, consistency and gaps both in terms of which materials or components were stated to contain or not contain Subject Minerals, as well as the origin of those Subject Minerals. The Company engaged certain Covered Suppliers, holding discussions and reviewing the results of their internal due diligence efforts, to ensure that the Company’s inquiries regarding conflict minerals were understood and complied with.
For the Reporting Period, the Company obtained representations from suppliers representing approximately 97% of its Covered Suppliers. Such representations obtained from certain Covered Suppliers were based upon the CMRT indicating the facility at which the Subject Minerals were processed; however, based on the information obtained pursuant to the RCOI process described above, the Company does not have sufficient information with respect to the Reporting Period to determine the countries of origin for all identified Subject Minerals. The Company’s RCOI procedures are an evolving process. See “Additional Due Diligence and Risk Mitigation” below for additional detail.
Due Diligence
The Company’s due diligence process is based on the OECD Guidelines. Due diligence measures undertaken by the Company during the Reporting Period included the following:
Establish Strong Company Management Systems
Internal Team to Support Supply Chain Due Diligence.
The Company has established an internal team to manage conflict minerals engagement with its suppliers. During the Reporting Period, the Company held meetings with the appropriate members of the Company’s finance department, law department and supply chain management department to educate the Company’s procurement and compliance personnel on the SEC’s rules regarding conflict minerals and to ensure the timely implementation of the Company’s conflict minerals programs. This team of subject matter experts is responsible for working with the Company’s employees to provide training and guidance, implement reporting systems and facilitate communication between departments with respect to compliance with the SEC’s reporting requirements regarding conflict minerals.
Internal Measures Taken to Strengthen Engagement with Suppliers.
The Company’s conflict minerals reporting compliance measures are managed at the division level where the supplier relationship exists. Each division is responsible for managing the conflict minerals, if any, provided by its supply base and for identifying, where possible, the supplier of such conflict minerals in the Company’s materials or components. The Company engages suppliers of conflict minerals, communicates its reporting obligations with respect to conflict minerals and follows up with such suppliers to ensure ongoing compliance.
Identify and Assess Risks in the Supply Chain
As discussed above, the Company continues to assess its supply chain risks and work with its suppliers in developing greater supply chain transparency.

Design and Implement a Strategy to Respond to Identified Risks
The Company is committed to maintaining high standards of corporate responsibility through its compliance with Form SD. As required by Form SD, the Company is reporting the findings of its RCOI and additional due diligence measures through the preparation of this Report. The Company’s internal team that manages conflict minerals engagement with the Company’s suppliers also works to address any significant due diligence findings as they arise. For example, as noted above, the Company conducted additional due diligence for certain Covered Suppliers who provided inadequate or incomplete initial responses to the Company’s RCOI. The data obtained is used at the corporate level to oversee the Company’s supplier base and to provide key metrics to decision makers to assist with the Company’s conflict minerals reporting compliance and to provide meaningful comparisons regarding supply chain transparency across the Company.
Carry Out Independent Third-Party Audit of Smelter’s / Refiner’s Due Diligence Practices
Where possible, the Company has relied on third party assurances and certifications. For example, the Company accepts as reliable any smelter that is a member of the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Free Sourcing Initiative ("CFSI"). To the extent that other audited supplier certifications are provided to the Company, the Company may consider reliance on a case-by-case basis.
Report Annually on Supply Chain Due Diligence
The Form SD and this Report are publicly available at www.hyster-yale.com and meet the OECD recommendation to report annually on supply chain due diligence.
2.    Diligence Results.
The Company believes seeking information about smelters or refiners in our supply chain from its suppliers represents the most reasonable effort the Company can make to determine the mines or locations of origin of the Subject Minerals in our supply chain.
Based on the information obtained from the RCOI due diligence measures described above, although the Company received responses from certain suppliers in connection with its RCOI that listed smelter or refiner names, such suppliers were unable to accurately report which specific smelters were part of the supply chain for the Subject Minerals. For example, the majority of suppliers reported their sourcing results on a company-wide basis, rather than on a product-specific basis or were unable to determine the facility or smelter and/or country of origin for the Subject Minerals. A supplier's failure to identify a specific facility or smelter and/or country of origin at any point in its supply chain will drive an equivalent response for the Company and, therefore, the Company is unable to report any known facilities or smelters and/or countries of origin for the Subject Minerals at this time. The Company made this determination due to a lack of sufficient information to date from our suppliers to conclude to what extent the Subject Minerals purchased originated in the Covered Countries and, if so, whether such Subject Minerals were from recycled or scrap sources. The Company expects to continue to implement and refine its conflict minerals program to improve its supply chain transparency by obtaining more accurate and more complete information from its suppliers. See “Additional Due Diligence and Risk Mitigation” below for additional detail.
3.    Additional Due Diligence and Risk Mitigation.
The Company expects to take the following steps, among others, to improve its RCOI process and due diligence measures:
Additional Terms and Conditions / Supplier Code of Conduct
The Company is working to strengthen its commitment to the responsible sourcing of Subject Minerals through the use of specific terms and conditions in certain supply agreements and purchase orders. When engaging certain suppliers who may supply the Company with materials or components containing conflict minerals, the Company may in the future include terms and conditions in certain supply agreements and purchase orders that require, among other matters, that no materials or components supplied under such contract may contain any conflict minerals that directly or indirectly finance any armed group that has been identified as a perpetrator of human rights abuses. The Company may also add language to amend its business partner code of conduct to prohibit suppliers from supplying the Company with certain conflict minerals originating in the Covered Countries.

Continuous Improvement of Supply Chain Due Diligence
The Company improved its supply chain due diligence efforts for the 2015 reporting year through the following:

•	continued to monitor and assess the presence of Subject Minerals in its supply chain;

•	enhanced training of the engineering department to further identify the presence of Subject Minerals in its supply chain;

•	improved the quality of responses received from Covered Suppliers by:

◦	providing training and direct access to third-party software to aid in the management of the RCOI process to local divisional employees to improve efficiency and effectiveness;

•	compared RCOI results to information collected via independent conflict free smelter validation programs

The Company expects to continue to improve its supply chain due diligence efforts. Such measures may include, but are not limited to:

•	communicating clear expectations with regard to transparency of supplier sourcing of Subject Minerals including:

◦	requiring Covered Suppliers to provide a CMRT annually as part of the Company's Supplier Expectations Manual;

•	improving the quality of responses received from Covered Suppliers;

•
encouraging suppliers to contact smelters identified as a result of the RCOI process and request their participation in obtaining a “conflict free” designation from an industry program such as the CFSI Conflict Free Smelter program;

•	assessing the presence of Subject Minerals in the Company's supply chain; and

•	developing a conflict minerals policy to clearly define expectations of suppliers.

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